FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                    For the month of April, 2008
                              07 April, 2008



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Board Appointments released on
                07 April, 2008






7 April 2008
                       BSkyB announces Board appointments

British Sky Broadcasting Group plc ('BSkyB' or 'the Company') announces today the appointment of Andrew Griffith as its Chief Financial Officer (CFO). Mr Griffith, who was previously BSkyB's Director of Group Finance, M&A and Investor Relations, joins the Company's Board with immediate effect. The appointment follows a thorough internal and external search process conducted by the Board.

Separately, Danny Rimer has today joined the Board as an Independent Non-Executive Director. Mr Rimer is a General Partner of the venture capital firm Index Ventures, where he has overseen investments in media and internet companies including Skype, Last.fm, Spot Runner, Lovefilm and Joost.


Jeremy Darroch, BSkyB's Chief Executive, said:

"Andrew is a key member of Sky's leadership team and has made a significant contribution to the growth of our business. His detailed knowledge of the company and wider industry and his strong technical skills made him the outstanding candidate for CFO. This appointment is evidence of our strength in depth and positions us well for the future."


Mr Darroch added:

"We are delighted to welcome Danny Rimer to the Board of BSkyB. His wide-ranging experience in the media and internet sectors will be invaluable in the dynamic marketplace for entertainment and communications."

                                      Ends

Note

Andrew Griffith, aged 37, has held a number of finance roles since joining Sky in October 1999 during the transition from analogue to digital. Previously he worked at the investment bank Rothschild, where he advised a range of TMT clients. He qualified as a Chartered Accountant with Coopers & Lybrand Deloitte.


Enquiries:

Analysts/Investors

Robert Kingston          020 7705 3726
Francesca Pierce         020 7705 3337


Media

Robert Fraser            020 7705 3036
Bella Vuillermoz         020 7800 2651

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 07 April, 2008                     By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary